COMMENTS RECEIVED ON JULY 12, 2016

FROM EDWARD BARTZ

FIDELTY ADVISOR SERIES VII (File Nos. 002-67004 and 811-03010)

Fidelity Advisor Global Real Estate Fund

POST-EFFECTIVE AMENDMENT NO. 71

1. "Fund Summary" (prospectus)

"Fee Table"

"(b) Fidelity SelectCo, LLC (SelectCo) has contractually agreed to reimburse Class A, Class T, Class C, and Class I of the fund to the extent that the total operating expenses (excluding interest, certain taxes, certain securities lending costs, brokerage commissions, extraordinary expenses, and acquired fund fees and expenses, if any), as a percentage of its average net assets, exceed [ ]%, [ ]%, [ ]%, and [ ]%, respectively. This arrangement will remain in effect through [___]. FMR may not terminate this arrangement before the expiration date without the approval of the Board of Trustees."

C: The Staff would like confirmation that the contractual arrangement discussed in the above footnote will remain in effect for one year or more from the effective date of the registration statement. The Staff also requests confirmation that the agreement will be filed as an exhibit to the registration statement. Also, if the reimbursement is subject to recoupment, the Staff requests we disclose that.

R: The arrangement will remain in effect through September 30, 2018. Disclosure will be updated to include this date in the b-filing for the fund. There is no agreement to be filed under Item 28(h). Instead, this particular arrangement is an undertaking made by SelectCo pursuant to which it is bound in accordance with the disclosure to reimburse certain expenses through the stated date (as compared with a voluntary arrangement, which could be discontinued by SelectCo at any time). Also, we direct the Staff to the following disclosure in "Fund Management - Advisory Fees":

"From time to time, the Adviser or its affiliates may agree to reimburse or waive certain fund expenses while retaining the ability to be repaid if expenses fall below the specified limit prior to the end of the fiscal year.

Reimbursement or waiver arrangements can decrease expenses and boost performance."

2. "Fund Summary" (prospectus)

"Fee Table"

C: The Staff requests we add "Class T", "Class C" and "Class I" headings to the hypothetical expense table. The table shows the hypothetical expenses for all classes, but only identifies the first column with the class name.

R: The class name headings above the hypothetical expense table will be included in the next filing.

3. "Fund Summary" (prospectus)

"Principal Investment Strategies"

C: The Staff notes that the fund's name includes "global" and requests a description of how the fund will invest in assets tied economically to a number of countries throughout the world, per Investment Company Act Release No. 24828, footnote 42, dated January 17, 2001.

Fidelity Advisor Series VII (File Nos. 002-67004 and 811-03010), Post-Effective Amendment No. 71

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R: We understand that the Staff takes the position that the term "global" connotes diversification among investments in a number of different countries throughout the world, and while the term "global" does not trigger application of Rule 35d-1, the Staff would expect funds using "global" in their name to invest their assets in investments that are tied economically to a number of countries throughout the world. We believe the fund's current disclosure, which provides that SelectCo invests the fund's assets in securities issued throughout the world and normally allocates the fund's investments across different countries and regions, is consistent with the Staff's position. The number of different countries represented by a fund's holdings may vary from time to time. We believe the funds' policies are consistent with the Staff's current position on the term "global" as set forth in the Name Test Rule Adopting Release and accordingly have not modified disclosure.

4. "Fund Summary" (prospectus)

"Principal Investment Strategies"

"Investing in securities issued throughout the world."

C: The Staff requests we add "including the United States" to the strategy noted above.

R: We believe the fund's current disclosure, which provides that SelectCo invests the fund's assets in securities issued anywhere in the world and normally allocates the fund's investments across different countries and regions, is consistent with the Staff's position on the term "global." Also, we direct the Staff to the more detailed description of the fund's principal investment strategies in the "Investment Details" section, which states "The Adviser invests the fund's assets in securities issued throughout the world, including the United States." Accordingly, we have not modified disclosure.

5. "Fund Summary" (prospectus)

"Principal Investment Strategies"

"Allocating investments across different countries and regions."

C: The Staff requests that an emerging markets reference be added to the strategy noted above.

R: The fund does not have a principal investment strategy to invest in emerging markets. We have included a reference to emerging markets under "Foreign Exposure" to the extent that the fund may have exposure to certain markets that may be designated emerging markets. Accordingly, we have not modified disclosure.

6. "Fund Summary" (prospectus)

"Principal Investment Strategies"

C: The Staff requests we disclose the market capitalization policy for each fund's common stock.

R: The fund does not have a principal investment policy of investing in securities of companies with a particular market capitalization. Accordingly, we have not modified disclosure.

7. "Fund Summary" (prospectus)

"Principal Investment Strategies"

"Normally investing at least 80% of assets in securities of companies principally engaged in the real estate industry and other real estate related investments."

Fidelity Advisor Series VII (File Nos. 002-67004 and 811-03010), Post-Effective Amendment No. 71

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C: The Staff requests we define the term "principally engaged" relative to the real estate industry.

R: We direct the Staff's attention to SAI disclosure under the heading, "Companies "Principally Engaged" in the Real Estate Industry." We believe placement of this disclosure in the SAI is appropriate, as it supplements matters in the prospectus by providing additional information some investors may find useful (see General Instruction C.2(b) of Form N-1A).

8. "Fund Summary" (prospectus)

"Principal Investments Risks"

"Real Estate Industry Concentration. Changes in real estate values or economic downturns can have a significant negative effect on issuers in the real estate industry."

C: The Staff requests that we add additional disclosure to the real estate industry concentration risk.

R: We believe that the disclosure under the sub-heading "Principal Investment Risks" in the "Fund Summary" section appropriately discloses the fund's principal investment risks and accordingly have not added disclosure. We note that the disclosure in "Fund Summary" is in a summary format, responsive to Item 4(b)(1) ("Based on the information given in response to Item 9(c), summarize the principal risks of investing in the Fund, including the risks to which the Fund's portfolio as a whole is subject and the circumstances reasonably likely to affect adversely the Fund's net asset value, yield, and total return."), whereas the disclosure in "Investment Details" is responsive to Item 9(c). See disclosure regarding Industry Concentration and the real estate industry in "Investment Details".

9. "Investment Details" (prospectus)

"Valuing Shares"

"NAV is calculated using the values of other open-end funds, if any, in which the fund invests (referred to as underlying funds). Shares of underlying funds are valued at their respective NAVs. Other assets (as well as assets held by an underlying Fidelity® non-money market fund) are valued primarily on the basis of market quotations, official closing prices, or information furnished by a pricing service. Certain short-term securities are valued on the basis of amortized cost. If market quotations, official closing prices, or information furnished by a pricing service are not readily available or, in the Adviser's opinion, are deemed unreliable for a security, then that security will be fair valued in good faith by the Adviser in accordance with applicable fair value pricing policies. For example, if, in the Adviser's opinion, a security's value has been materially affected by events occurring before a fund's pricing time but after the close of the exchange or market on which the security is principally traded, then that security will be fair valued in good faith by the Adviser in accordance with applicable fair value pricing policies. Fair value pricing will be used for high yield debt securities when available pricing information is determined to be stale or for other reasons not to accurately reflect fair value. Assets held by an underlying Fidelity® money market fund are valued on the basis of amortized cost."

C: The Staff requests confirmation of whether the underlined sentence will still be true in light of the new money market regulations.

R: The disclosure is accurate under current regulations. We will determine whether any disclosure changes are necessary when the new money market regulations take effect. Accordingly, we have not modified disclosure.

Fidelity Advisor Series VII (File Nos. 002-67004 and 811-03010), Post-Effective Amendment No. 71

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10. "Investment Policies and Limitations" (SAI)

"Concentration"

"The fund may not purchase the securities of any issuer if, as a result, less than 25% of the fund's total assets would be invested in the securities of issuers principally engaged in the business activities having the specific characteristics denoted by the fund."

C: The Staff requests the underlined disclosure above be revised.

R: Based on our discussions with the Staff on the concentration policy for certain other funds, we will update the disclosure in the next filing as follows:

"The fund may not purchase any security if, as a result, more than 25% of its total assets would be invested in the securities of companies having their principal business activities in the same industry, except that the fund will invest more than 25% of its total assets in the real estate industry (this limitation does not apply to securities issued or guaranteed by the United States Government or its agencies or instrumentalities)."

11. "Investment Policies and Limitations" (SAI)

C: The Staff requests that we disclose later in the registration statement that if a fund is a protection seller under a credit default swap, it will segregate assets equal to the full notional amount of the swap agreement.

R: We confirm that, if a fund holds any credit default swaps in its portfolio, it would expect at this time to segregate assets equal to the full notional amount of each transaction. We are aware that the SEC has been analyzing the segregation requirements for mutual funds using derivatives and that rulemaking on the subject may be forthcoming. In the absence of staff guidance or rulemaking on the subject, we do not believe it is prudent to include our internal segregation policies in our disclosure. Accordingly, we respectfully decline to modify the disclosure as suggested.

12. "Trustees and Officers" (SAI)

"Experience, Skills, Attributes, and Qualifications of the Trustees. The Governance and Nominating Committee has adopted a statement of policy that describes the experience, qualifications, attributes, and skills that are necessary and desirable for potential Independent Trustee candidates (Statement of Policy). The Board believes that each Trustee satisfied at the time he or she was initially elected or appointed a Trustee, and continues to satisfy, the standards contemplated by the Statement of Policy. The Governance and Nominating Committee also engages professional search firms to help identify potential Independent Trustee candidates who have the experience, qualifications, attributes, and skills consistent with the Statement of Policy. From time to time, additional criteria based on the composition and skills of the current Independent Trustees, as well as experience or skills that may be appropriate in light of future changes to board composition, business conditions, and regulatory or other developments, have also been considered by the professional search firms and the Governance and Nominating Committee. In addition, the Board takes into account the Trustees' commitment and participation in Board and committee meetings, as well as their leadership of standing and ad hoc committees throughout their tenure.

In determining that a particular Trustee was and continues to be qualified to serve as a Trustee, the Board has considered a variety of criteria, none of which, in isolation, was controlling. The Board believes that, collectively, the Trustees have balanced and diverse experience, qualifications, attributes, and skills, which allow the Board to operate effectively in governing the fund and protecting the interests of shareholders. Information about the specific experience, skills, attributes, and qualifications of each Trustee, which in each case led to the Board's conclusion that the Trustee should serve (or continue to serve) as a trustee of the fund, is provided below."

Fidelity Advisor Series VII (File Nos. 002-67004 and 811-03010), Post-Effective Amendment No. 71

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C: The Staff asserts that the current disclosure in the "Trustees and Officers" section does not adequately describe the reasoning behind each Trustee's appointment to the Board. The Staff also requests that additional information be added describing why a particular Trustee's skills or background are conducive to their position on the Board.

R: We continue to be of the view that, as required by Item 17(b)(10), the current disclosure in the "Trustees and Officers" section includes a brief discussion of the experience, qualifications, attributes, or skills that led to the conclusion that each Trustee should serve as a Trustee for the fund. In addition to the disclosure cited by the Staff, we call the Staff's attention to the disclosure under "Standing Committees of the Fund's Trustees" that describes certain minimum qualifications for Independent Trustees, and to each Trustee's biographical information, which includes each Trustee's principal occupation during the last five years and other information relating to the experience, attributes, and skills relevant to each Trustee's qualifications to serve as a Trustee, and which led to the conclusion that each Trustee should serve as a Trustee for the fund.

13. Tandy Representations (prospectus and SAI)

C: The Staff would like us to affirm the following three statements:

1) The fund is responsible for the adequacy and accuracy of the disclosure in the filings.

2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3) The fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities Laws.

R: We affirm the aforementioned statements.

Fidelity Advisor Series VII (File Nos. 002-67004 and 811-03010), Post-Effective Amendment No. 71

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FOLLOW-UP COMMENTS RECEIVED ON JULY 28, 2016

FROM EDWARD BARTZ

FIDELTY ADVISOR SERIES VII (File Nos. 002-67004 and 811-03010)

Fidelity Advisor Global Real Estate Fund

POST-EFFECTIVE AMENDMENT NO. 71

4. "Fund Summary" (prospectus)

"Principal Investment Strategies"

"Investing in securities issued throughout the world."

C: The Staff reiterates the request to add "including the United States" to the strategy noted above.

R: We will modify the disclosure in the "Fund Summary" section as follows:

"Investing in securities issued throughout the world, including the United States."

7. "Fund Summary" (prospectus)

"Principal Investment Strategies"

"Normally investing at least 80% of assets in securities of companies principally engaged in the real estate industry and other real estate related investments."

C: The Staff reiterates the request to define the term "principally engaged" relative to the real estate industry. The Staff also noted that the SAI disclosure be revised as well.

R: We believe that the fund's current prospectus disclosure adequately describes the types of securities that fall within the funds 80% Name Test policy.  We continue to believe that the more detailed description of "Companies "Principally Engaged" in the Real Estate Industry" found in the fund's SAI is appropriate, per General Instruction C.2(b) of Form N-1A.  We also believe that the following SAI disclosure adequately defines "principally engaged" for purposes of the fund's 80% Name Test policy:

"Companies "Principally Engaged" in the Real Estate Industry. For purposes of a Fidelity fund's investment objective and policy to normally invest at least 80% of its assets in securities of companies principally engaged in the real estate industry and other real estate related investments, Fidelity may consider a company to be principally engaged in the real estate industry if: (i) at least a plurality of its assets (marked to market), gross income, or net profits are attributable to ownership, construction, management, or sale of residential, commercial, or industrial real estate, or (ii) a third party has given the company an industry or sector classification consistent with real estate."

Accordingly, we have not modified the disclosure.

8. "Fund Summary" (prospectus)

"Principal Investments Risks"

"Real Estate Industry Concentration. Changes in real estate values or economic downturns can have a significant negative effect on issuers in the real estate industry."

C: The Staff reiterates the request to add additional disclosure to the real estate industry concentration risk.

R: We will modify the disclosure in the "Fund Summary" section as follows:

"Real Estate Industry Concentration. Changes in real estate values or economic downturns can have a significant negative effect on issuers in the real estate industry. The value of securities of issuers in the real estate industry can be affected by changes in real estate values and rental income, property taxes, interest rates, tax and regulatory requirements, and the management skill and creditworthiness of the issuer."